Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three and Nine Months Ended September 30, 2016

Maroussi, Greece, November 14, 2016 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced unaudited results for the three and nine months ended September 30, 2016.

Summary:

Reported time charter equivalent revenues of $5.0 million for the three months ended September 30, 2016, which resulted in net loss of $1.5 million, or loss per share (basic and diluted) of $0.08, and EBITDA of $0.8 million (see “Non-GAAP Measures and Definitions” below).

Valentios Valentis, our Chairman and CEO commented:

“Our third quarter 2016 results were directly related to the poor chartering market for our vessels. A continuation and deepening of the fall in spot charter rates since the second quarter of the year has negatively affected virtually all product tanker operators, including ourselves. The principal reasons are substantial new vessel deliveries, record high inventories in storage of refined products and limited opportunities for arbitrage trading. By the end of the quarter, we only had two of our six tankers on time charters. We are guardedly optimistic that charter rates will improve later in the fourth quarter, typically a stronger seasonal period due to colder weather in the Northern Hemisphere which results in increased demand for heating oil and longer wait times at numerous ports. As previously stated, we continue to believe the chartering environment should materially improve starting in the latter half of 2017 due to attractive market fundamentals – dramatically lower scheduled deliveries from the new build tankers orderbook combined with projected demand growth. Consequently, as the remaining time charters we have will be expiring in the last quarter of 2016, we intend to continue to focus on a mixed chartering strategy of spot and time charters.”

“We continue to be pleased about our disciplined cost structure. In the third quarter 2016, our total daily operational costs, which include vessel operating expenses, general and administrative costs and management fees, for our eco-efficient medium range tankers (“MRs”) and our eco-modified MR were $7,434 and $8,009 per vessel, respectively, a modest improvement over the second quarter. Our net debt stood at $71.4 million at September 30, 2016, and we have no balloon loan principal payments until 2018. Our weighted average interest rate during the nine months ended September 30, 2016 was 3.24%.”

“As part of our strategic plan, Pyxis Tankers continues to be on the look-out for acquisitions. The long-term economics for the acquisition of a quality second-hand MR2 are even more attractive today with vessel prices substantially below 10 year averages. The challenge is funding - access to cost-effective capital, especially equity. “

Results for the three months ended September 30, 2015 and 2016

For the three months ended September 30, 2016, we reported a net loss of $1.5 million, or $0.08 basic and diluted loss per share, compared to net income of $1.3 million, or $0.07 basic and diluted earnings per share, for the same period in 2015. For the third quarter of 2016, our EBITDA (see “Non-GAAP Measures and Definitions” below) was $0.8 million, a decrease of $2.5 million from $3.3 million for the same period in 2015. The decrease in net income was primarily due to a $2.4 million decrease in time charter equivalent revenues, coupled with a $0.1 million increase in general and administrative expenses.

Results for the nine months ended September 30, 2015 and 2016

For the nine months ended September 30, 2016, we achieved net income of $19,000, or $0.00 basic and diluted earnings per share, compared to net income of $2.9 million, or $0.16 basic and diluted earnings per share, for the same period in 2015. For the first nine months of 2016, our EBITDA (see “Non-GAAP Measures and Definitions” below) was $6.6 million, a decrease of $2.4 million from $9.0 million for the same period in 2015. The decrease in net income was primarily due to a $1.7 million decrease in time charter equivalent revenues, coupled with a $1.0 million increase in general and administrative expenses.

	Three months ended September 30,		Nine months ended September 30,
	2015	2016	2015	2016
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	8,239	7,197	24,800	23,538
Voyage related costs and commissions	(832)	(2,234)	(3,462)	(3,914)
Time charter equivalent revenues*	7,407	4,963	21,338	19,624

Total operating days	548	477	1,569	1,529

Daily time charter equivalent rate*	13,514	10,406	13,599	12,835

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended September 30, 2015 and 2016 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except otherwise noted)

Voyage revenues: Voyage revenues of $7.2 million for the three months ended September 30, 2016 represented a decrease of $1.0 million, or 12.6%, from $8.2 million over the comparable period in 2015. The decrease during the third quarter of 2016 was attributed to lower time charter equivalent rate as well as to a decrease in total operating days.

Voyage related costs and commissions: Voyage related costs and commissions of $2.2 million for the three months ended September 30, 2016 represented an increase of $1.4 million, or 168.5%, from $0.8 million in the comparable period in 2015. The increase was primarily attributed to greater spot charter activity which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.2 million for the three months ended September 30, 2016 represented a decrease of $0.1 million, or 1.7%, from $3.3 million in the comparable period in 2015. The decrease was primarily attributed to our cost efficiencies from the two eco-efficient MR vessels.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended September 30, 2016 increased by $0.1 million, or 31.4%, from $0.4 million in the comparable period in 2015, mainly due to other additional fees and expenses associated with our status as a publicly listed company.

Management fees, related parties: Management fees to related parties, our ship manager Pyxis Maritime Corp. (“Maritime”), of $0.2 million for the three months ended September 30, 2016 remained flat compared to the three month period ended September 30, 2015.

Management fees, other: Management fees to others, comprised of fees paid to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, and North Sea Tankers BV (“NST”), the commercial manager of Northsea Alpha, of $0.3 million for the three months ended September 30, 2016 remained relatively stable compared to the three month period ended September 30, 2015.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the three months ended September 30, 2016 remained relatively stable compared to the three month period ended September 30, 2015.

Depreciation: Depreciation of $1.4 million for the three months ended September 30, 2016 remained flat compared to the three month period ended September 30, 2015.

Interest and finance costs, net: Interest and finance costs, net for the three months ended September 30, 2016 amounted to $0.7 million, compared to $0.6 million in the comparable period in 2015, an increase of $0.1 million, or 26.0%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding debt.

Management’s Discussion and Analysis of Financial Results for the Nine Months ended September 30, 2015 and 2016

Voyage revenues: Voyage revenues of $23.5 million for the nine months ended September 30, 2016 represented a decrease of $1.3 million, or 5.1%, from $24.8 million over the comparable period in 2015. The decrease during the nine months ended September 30, 2016 was attributed to lower time charter equivalent rate as well as to a decrease in total operating days.

Voyage related costs and commissions: Voyage related costs and commissions of $3.9 million for the nine months ended September 30, 2016 represented an increase of $0.5 million, or 13.1%, from $3.5 million in the comparable period in 2015. The increase was primarily attributed to greater spot charter activity which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $9.8 million for the nine months ended September 30, 2016 declined $0.3 million, or 2.8% from $10.1 million over the comparable period in 2015. This decrease was mainly attributed to the absence in the first nine months of 2016 of the one-time, pre-operating costs incurred by the new build Pyxis Epsilon, which was delivered to our fleet in January, 2015.

General and administrative expenses: General and administrative expenses of $2.0 million for the nine months ended September 30, 2016 increased by $1.0 million, or 92.1%, from $1.0 million in the comparable period in 2015, mainly due to the additional administration fees payable to Maritime under the Head Management Agreement (which commenced effectively on March 23, 2015) of $0.4 million and other fees and expenses of $0.6 million associated with our status as a publicly listed company.

Management fees, related parties: Management fees to Maritime of $0.5 million for the nine months ended September 30, 2016 remained relatively stable compared to the nine month period ended September 30, 2015.

Management fees, other: Management fees to others, comprised of fees paid to ITM and NST of $0.8 million in the aggregate for the nine months ended September 30, 2016 remained relatively stable compared to the same period in 2015. In March and June 2016, we sent notices of termination of the commercial management agreements with NST for the Northsea Beta and Northsea Alpha, respectively. In June 2016, Maritime assumed full commercial management of the Northsea Beta, and it is expected to assume full commercial management of the Northsea Alpha in November 2016, following the vessel’s redelivery.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the nine months ended September 30, 2016 increased by $0.1 million or 65.2%, compared to the same period in 2015, mainly due to the amortization of the special surveys performed by Northsea Alpha and Northsea Beta during the second quarter of 2015.

Depreciation: Depreciation of $4.3 million for the nine months ended September 30, 2016 remained relatively stable compared to the same period in 2015.

Interest and finance costs, net: Interest and finance costs, net for the nine months ended September 30, 2016 amounted to $2.1 million, compared to $1.8 million in the comparable period in 2015, an increase of $0.3 million, or 18.2%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding debt.

Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)

For the three months ended September 30, 2015 and 2016

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	September 30, 2015	September 30, 2016

Voyage revenues	8,239	7,197

Expenses:
Voyage related costs and commissions	(832)	(2,234)
Vessel operating expenses	(3,266)	(3,211)
General and administrative expenses	(442)	(581)
Management fees, related parties	(151)	(169)
Management fees, other	(263)	(252)
Amortization of special survey costs	(63)	(61)
Depreciation	(1,405)	(1,449)
Operating income / (loss)	1,817	(760)

Other expenses:
Interest and finance costs, net	(558)	(703)
Total other expenses, net	(558)	(703)

Net income / (loss)	1,259	(1,463)

Earnings / (loss) per common share, basic and diluted	$ 0.07	($ 0.08)

Weighted average number of common shares, basic and diluted	18,244,671	18,277,893

Unaudited Interim Consolidated Statements of Comprehensive Income

For the nine months ended September 30, 2015 and 2016

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2015	September 30, 2016

Voyage revenues	24,800	23,538

Expenses:
Voyage related costs and commissions	(3,462)	(3,914)
Vessel operating expenses	(10,056)	(9,774)
General and administrative expenses	(1,031)	(1,981)
Management fees, related parties	(426)	(460)
Management fees, other	(798)	(778)
Amortization of special survey costs	(112)	(185)
Depreciation	(4,259)	(4,318)
Operating income	4,656	2,128

Other expenses:
Interest and finance costs, net	(1,784)	(2,109)
Total other expenses, net	(1,784)	(2,109)

Net income	2,872	19

Earnings per common share, basic and diluted	$ 0.16	$ 0.00

Weighted average number of common shares, basic and diluted	18,244,671	18,277,893

Consolidated Balance Sheets

As of December 31, 2015 and September 30, 2016 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2015	September 30, 2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,122	1,034
Restricted cash, current portion	143	144
Inventories	583	1,010
Trade receivables	455	1,023
Prepayments and other assets	725	325
Total current assets	6,028	3,536

FIXED ASSETS, NET:
Vessels, net	130,501	126,183
Total fixed assets, net	130,501	126,183

OTHER NON CURRENT ASSETS:
Restricted cash, net of current portion	4,357	4,856
Deferred charges, net	836	651
Total other non-current assets	5,193	5,507
Total assets	141,722	135,226

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7,095	6,910
Accounts payable	1,103	1,752
Due to related parties	121	171
Hire collected in advance	2,129	515
Accrued and other liabilities	752	801
Total current liabilities	11,200	10,149

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	73,456	67,992
Promissory note	2,500	2,500
Total non-current liabilities	75,956	70,492

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized;
18,244,671 and 18,277,893 shares issued and outstanding at
December 31, 2015 and September 30, 2016, respectively)	18	18
Additional paid-in capital	70,123	70,123
Accumulated deficit	(15,575)	(15,556)
Total stockholders' equity	54,566	54,585
Total liabilities and stockholders' equity	141,722	135,226

Unaudited Interim Consolidated Statements of Cash Flow

For the nine months ended September 30, 2015 and 2016

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2015	September 30, 2016

Cash flows from operating activities:
Net income	2,872	19
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,259	4,318
Amortization of special survey costs	112	185
Amortization of financing costs	129	125
Changes in assets and liabilities:
Inventories	130	(427)
Trade receivables	903	(568)
Due from related parties	(2,332)	-
Prepayments and other assets	788	400
Special survey cost	(888)	-
Accounts payable	984	649
Due to related parties	-	50
Hire collected in advance	26	(1,614)
Accrued and other liabilities	46	49
Net cash provided by operating activities	7,029	3,186

Cash flow from investing activities:
Advances for vessel acquisition	(18,766)	-
Net cash used in investing activities	(18,766)	-

Cash flows from financing activities:
Proceeds from long-term debt	21,000	-
Repayment of long-term debt	(5,352)	(5,752)
Change in restricted cash	(2,133)	(500)
Issuance of common stock	10	-
Paid-in capital re-imbursement / distribution	(1,248)	-
Payment of financing costs	(278)	(22)
Expenses for merger	(909)	-
Net cash provided by / (used in) financing activities	11,090	(6,274)

Net decrease in cash and cash equivalents	(647)	(3,088)

Cash and cash equivalents at the beginning of the period	647	4,122

Cash and cash equivalents at the end of the period	-	1,034

Liquidity and Debt

Pursuant to our loan agreements, as of September 30, 2016, we were required to maintain minimum liquidity of $5.0 million. Total Cash and cash equivalents, including restricted cash, aggregated to $6.0 million as of September 30, 2016.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As at December	As at September
	31, 2015	30, 2016
Bank debt	$80,551	$74,902
Promissory Note - related party	2,500	2,500
Total	$83,051	$77,402

Our weighted average interest rate on all of our total debt for the nine months ended September 30, 2016 was 3.24%.

In September 2016, we agreed with the lender of the Pyxis Delta to extend the maturity of the respective loan from May 2017 to September 2018, under the same amortization schedule and applicable margin. Following the repayment of the scheduled installment of $0.3 million in August 2016, the then outstanding balance of the respective loan of $8.8 million, will be repaid in eight quarterly installments of $0.3 million each, the first falling due in November 2016 and the last in August 2018, followed by a balloon payment of $6.1 million falling due in September 2018.

Dry-docking

In the fourth quarter of 2016, the Pyxis Delta will have a scheduled dry-docking for an estimated 14 days.

2016 Annual General Meeting Results

On November 7, 2016, we held our 2016 Annual General Meeting of Shareholders pursuant to a Notice of Annual Meeting of Shareholders dated October 5, 2016.

At the meeting, the following proposal, which is set forth in more detail in the Notice of Annual Meeting of Shareholders and our Proxy Statement sent to shareholders on or around October 5, 2016, was approved and adopted: the election of Mr. Aristides J. Pittas and Mr. Robert B. Ladd as our Class II Directors to serve until our 2019 Annual Meeting of Shareholders.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how our management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have a standardized meaning, and is therefore, unlikely to be comparable to similar measures presented by other companies.

	Three months Ended		Nine months Ended
(In thousands of U.S. dollars)	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016
Reconciliation of Net income to EBITDA

Net income / (loss)	$1,259	$(1,463)	$2,872	$19

Depreciation	1,405	1,449	4,259	4,318

Amortization of special survey costs	63	61	112	185

Interest and finance costs, net	558	703	1,784	2,109

EBITDA	$3,285	$750	$9,027	$6,631

Daily time charter equivalent (“TCE”) is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues after deducting voyage expenses, including commissions by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

Vessel operating expenses per day (“Opex”) are our vessel operating expenses for a vessel, which consist primarily of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.   Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended September 30,		Nine Months Ended September 30,
		2015	2016	2015	2016
Eco-Efficient MR2: (2 units)
	TCE	15,727	14,830	15,606	15,442
	Opex	6,078	5,624	6,658	5,798
	Utilization %	100.0%	96.2%	99.2%	98.5%
Eco-Modified MR2: (1 unit)
	TCE	14,829	4,847	18,102	12,447
	Opex	6,277	6,199	6,539	6,484
	Utilization %	95.7%	85.9%	97.4%	93.4%
Standard MR2: (1 unit)
	TCE	19,412	11,540	16,642	16,291
	Opex	7,196	6,635	6,388	6,862
	Utilization %	100.0%	79.3%	100.0%	92.7%
Small Tankers: (2 units)
	TCE	7,722	7,523	7,432	8,271
	Opex	4,933	5,412	5,454	5,365
	Utilization %	100.0%	80.4%	99.0%	87.4%
Fleet: (6 units)
	TCE	13,514	10,406	13,599	12,835
	Opex	5,916	5,818	6,188	5,945
	Utilization %	99.3%	86.4%	99.0%	93.0%

When we refer to total daily operational costs as applied to our eco-modified and eco-efficient tankers, we define that as the sum of (1) daily Opex per vessel, (2) total general and administrative expenses in the period per day per vessel, and (3) the technical and commercial management fees in the period per day per vessel. We believe total daily operational costs for such vessels can provide a more complete picture of financial results for comparative purposes.

Conference Call and Webcast

We will host a conference call to discuss our results at 9:00 a.m. Eastern Time on November 14, 2016. Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 13545552

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com). Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast. An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships, and experienced management team, whose interests are aligned with those of our shareholders.

Pyxis Tankers Fleet (as of November 4, 2016)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$16,575	Dec. 2016
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$14,700	Dec. 2016
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	Nov. 2016
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Spot	n/a	Nov. 2016
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Time	$9,650	Nov. 2016
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	Nov. 2016
			216,635

1)	This table shows gross rates and does not reflect commissions payable.

Forward Looking Statements

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "schedule, " "project, " "intend," "plan," "anticipate," "believe," "estimate," "potential," “outlook,” "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including in our Annual Report on Form 20-F for the year ended December 31, 2015 under the caption “Item 3. Key Information – D. Risk Factors”. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website www.pyxistankers.com

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0180

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.